January 8, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Primus Telecommunications Group, Incorporated

Form 10-K for the year ended December 31, 2008

Form 10-Q for the quarter ended September 30, 2009

File No. 0-29092

Dear Mr. Spirgel:

I am responding to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated December 11, 2009. Subject to the Staff’s further review and comment, Primus submits the following responses.

Form 10-Q for the quarter ended September 30, 2009 filed on November 16, 2009

Note 5 – Goodwill and Other Intangible Assets, pages 21-22

1.	We note that goodwill represents 11% or more of your assets as of September 30, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test

•	Amount of goodwill allocated to the unit

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

SEC (Spirgel)

01/08/2010

Primus’ Response:

The Company emerged from bankruptcy on July 1, 2009. As a result of the adoption of Fresh Start accounting on the emergence date, the Company re-measured its assets and liabilities at their fair value, and a goodwill balance was established as the excess of the Company’s reorganization value on that date over the fair value of these re-measured assets and liabilities. The fair values were determined by the Company with the assistance of an independent third party valuation report obtained in connection with the implementation of Fresh Start accounting. The independent third party valuation report was prepared at the reporting unit level and utilized financial forecasts provided by the Company.

As disclosed in Note 2 – Summary of Significant Accounting Policies under the heading of “Goodwill and Other Intangibles” within our Form 10-K for the year ended December 31, 2008, goodwill and indefinite lived intangible assets are reviewed annually (October 1st) for impairment, or more frequently, if impairment indicators arise. Note 2 further describes in detail the process of implementing the two step impairment process analysis required by Accounting Standards Codification No. 350 (“ASC 350”)(formerly SFAS 142).

Post the Company’s emergence from bankruptcy (July 1, 2009) and through the date of this letter, there have been no adverse factors (legal, regulatory, industry, economic or business specific) that would give rise to impairment considerations of the goodwill balances established as of the emergence date. The Company is in the process of performing a complete goodwill impairment analysis as of October 1, 2009 at the reporting unit level. The Company’s Form 10-K for the year ended December 31, 2009 will include a significant accounting policy note similar to the one referred to above and included in the Form 10-K for the year ended December 31, 2008. Such significant accounting policy note in our Form 10-K for the year ended December 31, 2009 will include the disclosure requirements of ASC 350 and we will include the matters raised in the Staff Comment 1 above in the Critical Accounting Policies disclosure section of our MD&A included in the Form 10-K.

2.	We note that upon emergence from bankruptcy you recorded goodwill of $59.3 million as well as intangible assets of $188.0 million, which includes $81.6 million of indefinite-lived trade names, $102.4 million of amortizable customer relationships, and $4.0 million of amortizable trade names. In this regard, please tell us the factors you considered in determining that trade names valued at $81.6 million have indefinite lives.

Primus’ Response:

The Company provides telecommunications services in multiple countries using a consistent brand name of “Primus.” The Company’s intention is to continue to promote a uniform trade name globally and thereby continuing to reap the benefits of residential and commercial consumers and other telecom companies recognizing such trade name in multiple countries they may live, travel or conduct business operations. Primus has been in business approximately 15 years and it is believed the value of the trade name has grown over such time frame. We expect such value to continue to grow as we continue to promote the trade name in the future. We do not foresee any legal, regulatory, competitive, market, economic or industry conditions that would result in re-branding the Company’s trade name. Accordingly, the “Primus” trade name asset has been assessed to have an indefinite life and has not been amortized. We believe this determination is in accordance with ASC 350-30 paragraphs 35-3 and 35-4.

SEC (Spirgel)

01/08/2010

It should be noted that over the history of the Company certain product level trade names have been utilized. As the Company’s business and industry have evolved the Company’s telecom products have changed. Accordingly, certain product level trade names have been valued and assigned a useful life and are being amortized. It is believed that products in the telecom industry will evolve and change over time. Accordingly, a useful life for product level trade names is believed appropriate.

Exhibit 32-Certifications

3.	We note that the certification included under Exhibit 32 refers to the Form 10-Q for the quarter ended March 31, 2009 instead of September 30, 2009. Please amend the filing to include a revised certification.

Primus’ Response:

The Company will make a Form 10-Q/A filing with corrected date reference in Exhibit 32 furnished therein.

As requested by the Staff, we acknowledge the following:

We are responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information, please contact us by phone (703) 394-4504 or by fax (703) 902-2814.

Very truly yours,

/s/ Thomas R. Kloster
Thomas R. Kloster Chief Financial Officer Primus Telecommunications Group, Incorporated